UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

XELR8 Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98400Y105

(CUSIP Number)

Barry Engel, Esq.

Engel & Reiman pc

730 Seventeenth St. Suite 500

Denver, Colorado 80202

(303) 741-1111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98400Y105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Steven H. Rosdal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF — See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 834,182

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 834,182

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 834,182 — See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98400Y105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SHR Family Partnership LLC 84-6281932

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF — See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 814,182

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 814,182

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 834,182 — See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98400Y105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Steven H. Rosdal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF — See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 20,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 834,182 — See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this statement relates consists of the shares of common stock (the “Shares”), of XELR8 Holdings, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 480 South Holly Street, Denver Colorado, 80246.

Item 2.	Identity and Background

(a)           The name of the filing person is Mr. Steven H. Rosdal and SHR Family Partnership LLC (“SHR” or the “Partnership”), a Colorado Partnership, (collectively know  as the “Reporting Person”).  Mr. Rosdal is the General Partner of SHR and owns a majority of its membership interests.  The General Member of the Partnership exercises sole discretion over the Partnership pursuant to the terms and conditions set forth in the Partnership agreement.

(b)           The address for Mr. Rosdal is 730 Seventeenth St, Denver Colorado. The address for SHR Family Partnership is 730 Seventeenth St, Denver Colorado.

(c)           Mr. Rosdal is currently a private businessman and investor operating the Partnership interests from 730 Seventeenth St, Denver Colorado. Mr. Rosdal is also an Independent Distributor of the Issuers products.

(d)           During the last five years, neither Mr. Rosdal nor SHR have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Mr. Rosdal nor SHR have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Rosdal acquired the shares of Common Stock described in this Schedule (the “Shares”) in a margin account pursuant to a standard brokerage agreement.  The Partnership acquired the Shares both through the March 2007 Private Placement transaction with the Company and through a margin account pursuant to a standard brokerage agreement. All acquisitions were completed with cash on hand.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.  Prior to the acquisition of the Shares, the Reporting Persons met with management of the Issuer and have had discussions with shareholders of the Issuer.  The Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position and future prospects, as well as conditions in the securities markets (including but not limited to the price of and market for the Shares) and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action.  Such actions may include, among other things: (i) communicating with shareholders of the Issuer or other persons who may desire to become shareholders of the Issuer; (ii) communicating with management and members of the board of directors; (iii) acquiring additional shares of Common Stock; (iv) disposing of any or all of the shares of Common Stock held by the Reporting Persons; and/or (v) taking such other  actions with respect to the Issuer as the Reporting Persons may from time to time determine.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     As of February 22, 2008, Mr. Rosdal  and the Partnership owned 20,000 Shares and 814,182 Shares, respectively, of Common Stock.  According to the Issuer’s Quarterly Report on Form 10-QSB filed on November 2, 200, there were 15,197,190 shares of Common Stock issued and outstanding as of September 30, 2007.  Because Mr. Rosdal owns a majority of the membership interests of the Partnership and serves as General Member of the Partnership, he may be deemed to have sole voting and dispositive power over, and indirect beneficial ownership of, approximately 5.5% of such issued and outstanding Common Stock.

(c)           During the last 60 days, none of the Reporting Persons has bought, sold or otherwise received shares of Common Stock except in the transactions described in Schedule I attached hereto, which is incorporated herein by reference.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement, dated as of February 27, 2008, by and among SHR Family Partnership and Steve Rosdal.

[Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     March 5, 2008

SHR FAMILY PARTNERSHIP

By:

/s/ Steve Rosdal
Name:	Steve Rosdal
Title:	General Partner

By:

/s/ Steve Rosdal
Steve Rosdal

SCHEDULE I

All of the following transactions were purchases or sales of Common Stock effected in the open market.

                As of February 22, 2008, SHR owned 814,182 shares of Common Stock.  The following transactions were effected by WCM during the sixty days preceding February 22, 2008:

SHR TRANSACTIONS
Date	Transaction	Number of Shares	Price per Share
12/24/2007	Buy	10,000.00	$1.08
1/10/2008	Buy	2,100.00	$0.97
1/10/2008	Buy	1,030.00	$0.97
1/10/2008	Buy	6,870.00	$0.96
1/10/2008	Buy	930.00	$0.96
1/10/2008	Buy	7,070.00	$0.95
1/10/2008	Buy	2,000.00	$0.95
1/18/2008	Buy	2,300.00	$0.90
1/18/2008	Buy	300.00	$0.91
1/18/2008	Buy	200.00	$0.91
1/18/2008	Buy	6,000.00	$0.90
1/18/2008	Buy	5,000.00	$0.90
1/22/2008	Buy	9,800.00	$0.85
1/23/2008	Buy	2,790.00	$0.75
1/23/2008	Buy	2,210.00	$0.75
1/23/2008	Buy	4,500.00	$0.75
1/23/2008	Buy	500.00	$0.75
1/23/2008	Buy	2,000.00	$0.75
1/23/2008	Buy	3,000.00	$0.75
1/29/2008	Buy	5,000.00	$0.90
1/30/2008	Buy	200.00	$0.91
1/30/2008	Buy	3,795.00	$0.95
1/30/2008	Buy	2,400.00	$0.94
1/30/2008	Buy	2,700.00	$0.94
1/30/2008	Buy	2,605.00	$0.98
1/30/2008	Buy	2,000.00	$0.98
1/30/2008	Buy	500.00	$0.96
1/30/2008	Buy	2,000.00	$0.96
2/1/2008	Buy	10,900.00	$0.84
2/1/2008	Buy	1,000.00	$0.95
2/1/2008	Buy	400.00	$0.96
2/1/2008	Buy	3,600.00	$0.94
2/1/2008	Buy	500.00	$0.95

SHR TRANSACTIONS
Date	Trasnaction	Number of Shares	Price per Share
2/4/2008	Buy	300.00	$1.02
2/4/2008	Buy	4,100.00	$0.97
2/4/2008	Buy	4,400.00	$0.96
2/4/2008	Buy	300.00	$0.98
2/4/2008	Buy	1,000.00	$1.01
2/4/2008	Buy	10,000.00	$0.99
2/4/2008	Buy	7,200.00	$0.99
2/4/2008	Buy	700.00	$0.99
2/4/2008	Buy	10,000.00	$0.99
2/4/2008	Buy	4,700.00	$0.98
2/4/2008	Buy	2,500.00	$0.95
2/5/2008	Buy	500.00	$1.07
2/5/2008	Buy	100.00	$1.09
2/5/2008	Buy	300.00	$1.00
2/5/2008	Buy	200.00	$1.05
2/5/2008	Buy	500.00	$1.05
2/5/2008	Buy	600.00	$1.05
2/5/2008	Buy	500.00	$1.05
2/11/2008	Buy	600.00	$1.05
2/11/2008	Buy	9,000.00	$1.05
2/11/2008	Buy	9.00	$1.05
2/11/2008	Buy	3,400.00	$1.10
2/11/2008	Buy	11,600.00	$1.10
2/11/2008	Buy	7,400.00	$1.09
2/11/2008	Buy	2,600.00	$1.09
2/11/2008	Buy	6,500.00	$1.09
2/11/2008	Buy	3,500.00	$1.08
2/15/2008	Buy	8,508.00	$1.01
2/15/2008	Buy	1,800.00	$1.01
2/15/2008	Buy	3,200.00	$1.01
2/19/2008	Buy	10,000.00	$0.99
2/20/2008	Buy	2,000.00	$0.98
2/20/2008	Buy	4,500.00	$1.05
2/20/2008	Buy	500.00	$1.05
2/20/2008	Buy	23,000.00	$1.00
2/20/2008	Buy	25,000.00	$1.00
2/20/2008	Buy	5,000.00	$1.00

Index of Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of February 27, 2008, by and among SHR Family Partnership and Steve Rosdal.

Exhibit 1

JOINT FILING AGREEMENT

                The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  This agreement may be included as an exhibit to such joint filing.

Dated: February 27, 2008.

SHR FAMILY PARTNERSHIP

By:

/s/ Steve Rosdal
Name:	Steve Rosdal
Title:	General Partner

By:

/s/ Steve Rosdal
Steve Rosdal